Exhibit (a)(1)(D)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

COMPUTER TASK GROUP, INCORPORATED

a New York corporation

at

$10.50 Per Share

Pursuant to the Offer to Purchase

dated August 23, 2023

by

CHICAGO MERGER SUB, INC.

a wholly owned subsidiary of

CEGEKA GROEP NV

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M. EASTERN TIME, ON SEPTEMBER 20, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

August 23, 2023

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Chicago Merger Sub, Inc., a New York corporation (which we refer to as “Merger Sub”), a wholly owned subsidiary of Cegeka Groep NV, a Belgian limited liability company (which we refer to as “Parent”), to act as Information Agent in connection with Merger Sub’s offer to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as defined in the Offer to Purchase (as defined below), any and all of the outstanding shares of common stock, par value $0.01 per share (which we refer to as “Shares”), of Computer Task Group, Incorporated, a New York corporation (which we refer to as “CTG”), at a price of $10.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 2023 (the “Offer to Purchase”), and the related Letter of Transmittal (what we refer to as the “Letter of Transmittal” and what, together with the Offer to Purchase, each as may be amended or supplemented from time to time, we refer to as the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3. A notice of guaranteed delivery to be used to accept the Offer if Shares and all other required documents cannot be delivered to Computershare Trust Company, N.A. (the “Depositary”) by the Expiration Date or if the procedure for book-entry transfer cannot be completed by the Expiration Date (the “Notice of Guaranteed Delivery”); and

4. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at the end of the day, one minute after 11:59 P.M. Eastern Time on September 20, 2023, unless the Offer is extended or earlier terminated.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 9, 2023 (the “Merger Agreement”), by and among Parent, Merger Sub and CTG. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Merger Sub will be merged with and into CTG (the “Merger”) without a vote of the shareholders of CTG, with CTG continuing after the Merger as the surviving corporation and a wholly owned subsidiary of Parent.

For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering shareholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal. You may gain some additional time by making use of the Notice of Guaranteed Delivery. Shares tendered by the Notice of Guaranteed Delivery will be excluded from the calculation of the Minimum Condition (as defined in the Offer to Purchase), unless such Shares and other required documents are received by the Depositary by the Expiration Date.

Except as set forth in the Offer to Purchase, Merger Sub will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Merger Sub will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Merger Sub will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

Georgeson Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of Merger Sub, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Shareholders, Banks and Brokers may call toll free: 1-866-431-2096